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Energy Fuels Announces Results for the 15 Months Ended December 31, 2013

Toronto, Ontario – March 28, 2014

Energy Fuels Inc. (NYSE MKT:UUUU; TSX:EFR) (“Energy Fuels” or the “Company”) today reported its financial results for the 15 months ended December 31, 2013. The Company’s Annual Consolidated Financial Statements, along with Management’s Discussion and Analysis and its Annual Information Form are available through its filings with the securities regulatory authorities in Canada on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and may be viewed at www.sedar.comand in the United States on the Electronic Document Gathering and Retrieval System (“EDGAR”) which, along with the Company’s annual report on Form 40-F, may be viewed at www.sec.gov/edgar.shtml, and on the Company’s website at www.energyfuels.com. Unless noted otherwise, all dollar amounts are in US dollars.

As previously reported, readers should be advised that the Company has changed its fiscal year end from September 30 to December 31 and, accordingly, the annual results for the fiscal period ended December 31, 2013 are for the 15 months ended December 31, 2013. The Company also completed a consolidation of its common shares, effective November 5, 2013, on the basis of 50 pre-consolidation shares for each post-consolidation share. All share and per share amounts in this press release are shown on a post-consolidation basis.

Selected Summary Financial Information:

	15 months ended	12 months ended
$000, except per share data	December 31, 2013	September 30, 2012
Results of Operations:
Total revenues	$73,248	$25,028
Net income (loss)	(87,325)	1,534
Basic and diluted earnings (loss) per share	(5.61)	0.26

	As at December 31,	As at September 30,
$000's	2013	2012
Financial Position:
Working capital	$33,480	$41,934
Property, plant and equipment	100,969	119,524
Total assets	176,133	223,844
Total long-term liabilities	31,579	37,921

Financial and Operational Highlights for the 15 Months ended December 31, 2013:

  Generated cash flow from operations of $0.45 million for the 15 months ended December 31, 2013.
  Sold 956,668 pounds of U3O8, pursuant to term contracts at an average realized price of $56.47 per pound.
  Sold an additional 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25 per pound. This sale was completed at a premium to the spot market at the time, as the Company provided the customer with a discount on portions of its long-term contract deliveries in the years 2015 through 2017. Sold an additional 40,000 pounds of U3O8 on the spot market at an average price of $41.50 per pound.
  Vanadium sales generated $9.20 million for the 15 months ended December 31, 2013.
  Production at the White Mesa Mill totaled 1,235,000 pounds of U3O8, from conventional ore and alternate feed materials. The mill also produced 1,537,000 pounds of V2O5.
  As of December 31, 2013, the Company had working capital of $33.48 million, including cash and cash equivalents of $6.63 million and 452,000 pounds of uranium concentrate inventory.
  Raised aggregate gross proceeds of $11.35 million, through a June 2013 $6.52 million bought deal private equity placement and an October 2013 $4.83 million bought deal offering.
  Acquired Strathmore Minerals Corp. (“Strathmore”) in August 2013, adding high-quality projects and uranium resources to the Company’s portfolio.
  Completed a 50 for 1 share consolidation in November 2013, and a listing of the Company’s common shares on the NYSE MKT in December 2013, which helped the Company access a larger pool of institutional and retail investors and improved the overall trading liquidity of the Company’s shares.
  As previously reported, as a result of the drop in both the spot and term U3O8 prices from July 1, 2013 through September 30, 2013, and the Company’s expectation to place its Pinenut mine on stand-by in July 2014, the Company tested its plant, property and equipment for impairment and recognized an impairment loss of $60.26 million in the quarter ended September 30, 2013.

Corporate Highlights for the 15 Months Ended December 31, 2013

The 15 months ended December 31, 2013 brought both opportunities and challenges to Energy Fuels, as it continued to build its uranium resource portfolio and strengthen its position as the leading conventional uranium producer in the United States. During this period, Energy Fuels produced over 1.2 million pounds of U3O8 from its White Mesa Mill, which is the only conventional uranium mill operating in the United States. This production accounted for approximately 25% of all United States production in 2013. The Company also added a number of high-quality projects and uranium resources to its portfolio, most notably from its acquisition of Strathmore. The Strathmore acquisition included the Gas Hills and Juniper Ridge projects in Wyoming and the Roca Honda Project in New Mexico. The Roca Honda Project is one of the largest and highest grade uranium deposits in the United States, 40% of which is held by joint venture partner, Sumitomo Corporation of Japan. In addition, the Company was listed on the NYSE MKT, entered into a Strategic Relationship Agreement with Korea Electric Power Corporation (“KEPCO”), and completed two equity financings, raising aggregate gross proceeds of over $11 million.

Energy Fuels continued to process both conventional ore and alternate feed materials at its White Mesa Mill during the 15 months ended December 31, 2013. In addition, the Company continued ore production at its Arizona 1 and Pinenut mines in northern Arizona, and delivered uranium into its existing term contracts with realized prices at a significant premium to the current spot price. However, the Company also responded to what continues to be a challenging uranium market environment, by placing three of its mines on standby in late 2012, and placing shaft sinking operations at the Canyon mine on standby in November 2013. In addition, the Company expects to place all ore production and mineral processing at the White Mesa Mill on standby status by mid-2014.

As described in the Energy Fuels’ Outlook for the Year Ending December 31, 2014 (“FY-2014”) section below, Energy Fuels intends to continue to maintain its mill and mining projects in a state of readiness, and to continue to advance permitting on key projects, for the purpose of allowing the Company to resume mining and increase uranium production, as market conditions warrant. Energy Fuels will also continue to deliver into its existing term contracts utilizing production, inventories, and spot purchases.

“In 2012 and 2013, Energy Fuels established itself as a major U.S. uranium producer,” stated Stephen P. Antony, President and CEO of Energy Fuels. “Though we intend to reduce production in 2014, placing production on standby later this year, we will continue to maintain our optionality by being able to increase production as market conditions warrant. We believe our demonstrated U.S. production capabilities will become all the more strategic in the years to come, as World events are now proving the essential need for secure, reliable energy supplies. Energy Fuels also showed it has the flexibility to seize opportunities and respond to changing market conditions. Our acquisition of Strathmore was just such an opportunity, as we now have the largest NI 43-101 compliant uranium resource base in the U.S., among producers or near-producers. Finally, we are continuing to move our large-scale, base-load projects forward, including the Sheep Mountain, Roca Honda and Henry Mountains projects. Although current uranium economics remain challenging, we remain optimistic about the long-term fundamentals. We will continue to respond proactively to these dynamic market conditions.”

Corporate Highlights since December 31, 2013

As previously announced, on March 3, 2014, the Company completed the replacement of its $28.17 million regulatory bonding portfolio with equivalent bonds from other surety providers, releasing to the Company $12.34 million of previously restricted cash.

Energy Fuels’ Outlook for the Year Ending December 31, 2014 (“FY-2014”)

During 2013, the spot price of uranium dropped to and remained at approximately $35.00 per lb. U3O8. In addition, the long term U3O8 price dropped to and remains at approximately $50.00 per pound (see Market Outlook for the Year Ending December 31, 2014 below). Energy Fuels continues to believe that the current spot price of U3O8 is below the economic cost to produce U3O8 from many currently operating uranium mines around the world, and is well below the economic cost to develop the new uranium mines which the Company believes will be required to fuel the projected global growth in nuclear energy. Low uranium prices have adversely impacted uranium production and development plans globally. As a result, it should be expected that prices will need to rise to higher, sustained levels to support the new mines that will be required to meet increasing demand.

As of December 31, 2013, Energy Fuels held 452,000 pounds of U3O8 in inventory. Energy Fuels has U3O8 term supply contracts in place with average realized sales prices projected to be $58.42 per pound U3O8 in FY-2014. This represents a 67% premium to the current spot price of $34.70 per pound. These long term contracts provide some protection to the Company against further reductions in the spot price of uranium over the next several years, since the Company’s term contract prices are currently at their floors. The Company has contracted to purchase U3O8 in the spot market for sale into one of these contracts, which, along with Energy Fuels’ significant U3O8 inventories and scheduled production, provides the Company with operational flexibility to meet its contract delivery requirements during 2014 and beyond. The Company’s inventories and spot purchases also reduce the Company’s need for near-term U3O8 production. This will allow the Company to place its Pinenut mine on stand-by in July 2014 and production at its White Mesa Mill on standby beginning in August 2014. While on standby, the Company will continue to accept alternate feed materials and maintain the White Mesa Mill in a state of readiness to be able to restart mineral processing activities when a production decision is made.

The Company’s ability to replace produced U3O8 with purchased U3O8for deliveries under one of its term contracts creates value for Energy Fuels by allowing the Company to purchase U3O8 at prices lower than its production cost, and to realize significant margins between the spot purchase price and the contract sale price. This allows the Company to extend the life of its mines into the future by preserving its U3O8 resources, reducing operational risk associated with production operations, and enabling the Company to implement additional significant cost-cutting measures.

At the same time, Energy Fuels will continue to position itself to realize the economic benefits of anticipated improvements in the price of U3O8, through select development and permitting expenditures and care and maintenance activities. Energy Fuels has a number of projects with large U3O8 resources, including the Henry Mountains Complex and the Roca Honda Project, which, in a higher U3O8 price environment, have the potential to provide large, base-load quantities of uranium resources to the White Mesa Mill and the opportunity to produce U3O8 with greater operating efficiency. In addition, the Company has extensive U3O8resources in Wyoming which it expects will result in a second major production center for the Company, as market conditions warrant. The Company intends to continue permitting activities on these projects during FY-2014.

As outlined below, Energy Fuels provides the following updated outlook for FY-2014. The Company intends to closely monitor actual and forecasted U3O8 prices, and may change operating plans under actual or expected market conditions, as necessary. Accordingly, the outlook provided herein may differ materially from actual results:

  FY-2014 Uranium Sales: The Company forecasts FY-2014 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into three existing long-term contracts. 300,000 pounds has been contracted for purchase in the spot market for sale into one contract. Energy Fuels expects to realize an average sales price of $58.42 per pound of U3O8 during FY-2014. This average realized price per pound will not be subject to any decrease resulting from declines in future U3O8 spot and/or term prices as each contract is at the minimum floor price. If uranium spot and/or long-term prices rise to certain levels during FY-2014, the price mechanisms contained within the Company’s contracts provide the opportunity to capture a significant portion of such price improvements over the remaining terms of the contracts.
  Production for FY-2014: The Company expects to produce approximately 500,000 pounds of U3O8 during FY-2014, from both conventional ore (350,000 pounds) and alternate feed materials (150,000 pounds). Conventional ore processing is expected to resume during the second quarter of FY-2014 to process all ore mined through the middle of FY-2014 from the Arizona 1 and Pinenut mines, at which point both conventional ore and alternate feed processing is expected to be placed on standby in August 2014.
  FY-2014 Mining Activities: Mining at the Pinenut mine is expected to continue into the middle of FY-2014, at which point the mine is expected to be placed on standby, unless improvements in market conditions warrant continued production. Mining at the Arizona 1 mine was placed on standby in the first quarter of FY-2014 due to the depletion of its currently economic resources. The Company is currently completing drilling in the Arizona 1 mine to determine if additional economic mineralization exists.
  FY-2014 Project Permitting: During FY-2014, the Company expects permitting activities to total approximately $1.5 million, primarily at the Sheep Mountain, Roca Honda and Henry Mountains projects.

Market Outlook for the Year Ending December 31, 2014

Over the medium- to long-term, nuclear power capacity and generation are growing, while uranium production will likely struggle to meet this growing demand. As a result, it should be expected that prices will need to rise to higher, sustained levels to support the new mines that will be required to meet increasing demand. However, in the short-to medium term, there is uncertainty about uranium prices as a result of ample worldwide uranium inventories, due in large part to secondary sources of supply, such as remaining excess commercial inventories, inventories held by governments, reprocessing of spent fuel, re-enriching tails and similar activities, as well as the slower-than-expected restart of Japan’s nuclear reactors. As a result of current market conditions, many producing uranium mines have been placed on standby, and uranium development projects are being delayed around the World.

Despite the current uncertainty, long-term demand fundamentals in the uranium sector remain strong. World net electricity consumption is expected to increase by 69% by 2035, according to the World Energy Outlook 2013, a report issued by the International Energy Agency. As a result of high fossil fuel prices, energy security concerns, improved reactor designs and climate change concerns, new nuclear capacity is expected to be a significant part of meeting this growth in electricity demand. According to the World Nuclear Association, as of February, 2014, there are 434 nuclear reactors operable worldwide in 30 countries, generating 374.3 gigawatts of electricity. Of perhaps greater significance, 70 nuclear reactors are under construction in 14 countries including 49 under construction in China, India, South Korea and Russia. Overall, there are 483 new reactors on order, planned or proposed around the World. The 70 reactors under construction are expected to require over 100 million pounds of U3O8 for initial cores and an additional 38 million pounds of U3O8 annually once they are in operation, and those that are on order, planned or proposed are expected to require approximately 268 million pounds of uranium per year. Contrasting this with expected 2014 global reactor demand of just over 171 million pounds clearly illustrates the growth potential of the uranium business.

Although long-term fundamentals remain strong, Energy Fuels believes the near-to medium- term uncertainty in the market could lead to continued sluggishness in the price of uranium. According to price data from The Ux Consulting Company, LLC (“UxC”), the spot price of uranium dropped $9.00 per lb., from $43.50 per pound on January 1, 2013 to $34.50 per pound on December 31, 2013. The UxC long-term price indicator dropped $6.00 per pound from $56.00 per pound to $50.00 per pound during the same period. The current UxC spot and long-term prices are $34.70 and $50.00, respectively. In March 2014 UxC published its “Uranium Market Outlook – Q1 2014”. In this report UxC reduced its annual price projections for the period from 2014 to 2025 compared with their Q4 2013 report (published in December 2013). The Company is currently evaluating the revised forecast, along with other industry forecasts, to determine the Company’s expectation of future uranium prices. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company may adjust its operations, in addition to assessing whether an impairment allowance may be necessary, which, if required, could be material.

Although current uranium market conditions remain challenging, Energy Fuels remains optimistic about the long term fundamentals. As Japan begins to restart its reactors, new nuclear units come online worldwide, and uranium production and project deferrals persist, the supply of uranium for new and existing nuclear units may become less certain, providing additional stimulus to potential increases in the price of uranium. The timing and pace of the uranium market recovery will be dependent on a number of factors, including the pace of new reactor startups around the World, the timing and scope of the restart of Japan’s nuclear reactors, the development of new mine projects, the performance of existing mine projects, levels of secondary supplies, and the timing of utilities re-entering the market for new long-term contracts.

In this challenging market, Energy Fuels will continue to position itself to take advantage of the expected growth in the industry while maintaining its ability to respond to dynamic market conditions.

Stephen P. Antony, P.E., President & CEO of Energy Fuels, is a Qualified Person as defined by National Instrument 43-101 and has reviewed and approved the technical disclosure contained in this document.

About Energy Fuels: Energy Fuels is currently America’s largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. in 2013. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore and has a licensed capacity of over 8 million lbs. of U3O8. Energy Fuels has projects located in a number of Western U.S. states, including a producing mine, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the Toronto Stock Exchange under the trading symbol “EFR” and on the NYSE MKT under the trading symbol “UUUU”.

Cautionary Note Regarding Forward-Looking Statements: This news release contains certain “Forward Looking Information” and “Forward Looking Statements” within the meaning of applicable Canadian and United States securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects and with respect to the market outlook, including: the quality of its projects; the Company’s ability to resume mining and increase uranium production as market conditions warrant; the Company’s U.S. production being or becoming more strategic in the years to come; the Company’s ability to or success in moving its large scale projects forward as expected; the Company’s expectations as to long term fundamentals in the market and price projections; the Company’s expectations that prices will need to rise to support new mines needed to meet increasing demand; the Company’s ability to maintain its White Mesa Mill and other assets in a state of readiness to be able to restart operations as required; the ability of the Company to develop a strategy that could result in a second production center in Wyoming; production and sales forecasts; and expected permitting and other expenditures. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, herein are considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements include: risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium prices; risks of delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; government and third party actions with respect to supplies of secondary sources of uranium; fluctuations or changes in the market prices of uranium and the other factors described under the caption “Risk Factors” in the Company’s Annual Information Form dated March 26, 2014, which is available for review on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release, and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:
Energy Fuels Inc.
Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com